EXHIBIT 99.16

PRESS RELEASE

TotalEnergies and Sempra Expand North American Strategic Alliance for the Development of LNG Exports and Renewables

Paris, March 31, 2022 – TotalEnergies and Sempra are expanding their North American strategic alliance with the signing of two Memorandums of Understanding (MoU): one for the Vista Pacífico LNG export project in Mexico and the other for the co-development of several onshore and offshore renewables projects.

The Vista Pacífico LNG project is planned to be a mid-scale facility on Mexico’s west coast, well-situated for exporting to high-demand markets such as Asia and South America. Sempra signed a non-binding agreement with Comisión Federal de Electricidad, Mexico’s state-owned electric company, for the potential joint development of this project. The MoU signed with Sempra provides for TotalEnergies to offtake one-third of its future LNG production, and to become a shareholder in the project with a minimum stake of 16.6%.

The second MoU provides for the co-development of several renewable energy projects in North America, including:

•    Sempra’s potential acquisition of 30% of TotalEnergies’ equity interest in an offshore wind project off the coast of California that is preparing for an upcoming auction.

•   TotalEnergies’ potential acquisition of 30% of Sempra’s equity interest in certain onshore renewable projects under development along the Mexico-U.S. border.

“We are pleased to further strengthen our partnership with Sempra in North America in LNG and to extend it to renewables. Over the past years, TotalEnergies has become the leading exporter of U.S. LNG and has built up a pipeline of 4 GW of solar projects and 3 GW of offshore wind projects currently under development in the U.S.” said Patrick Pouyanné, Chairman & CEO of TotalEnergies. “This new step in our collaboration allow us to go further in our ambition to offer our customers sustainable, affordable and reliable energy, in line with our transformation into a global multi-energy company.”

TotalEnergies and Sempra are already partners in Cameron LNG, a 12 Mt/y LNG export facility operating in Hackberry, Louisiana, ECA LNG, an approximately 3 Mt/y liquefaction facility under construction in Baja California, Mexico.

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TotalEnergies, Second Largest Global LNG Player and Leading U.S LNG Exporter

TotalEnergies is the world's second largest publicly traded LNG player, with a global portfolio of nearly 50 Mt/y by 2025 and a global market share of around 10%. Thanks to its interests in liquefaction plants in Angola, Australia, Egypt, the United Arab Emirates, the United States, Nigeria, Norway, Oman, Russia and Qatar, the company markets LNG on all world markets. TotalEnergies also benefits from strong and diversified positions throughout the LNG value chain, including gas production, LNG transportation, LNG trading, and recent developments in the LNG industry for maritime transport. In 2021, TotalEnergies became the leading exporter of U.S. LNG.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Sempra

Sempra's mission is to be North America's premier energy infrastructure company. The Sempra family of companies have 20,000 talented employees who deliver energy with purpose to nearly 40 million consumers. With more than $72 billion in total assets at the end of 2021, the San Diego-based company is the owner of one of the largest energy networks in North America helping some of the world's leading economies move to cleaner sources of energy. The company is helping to advance the global energy transition through electrification and decarbonization in the markets it serves, including California, Texas, Mexico and the LNG export market. Sempra is consistently recognized as a leader in sustainable business practices and for its long-standing commitment to building a high-performing culture focused on safety, workforce development and training, and diversity and inclusion. Sempra is the only North American utility sector company included on the Dow Jones Sustainability World Index and was also named one of the "World's Most Admired Companies" for 2022 by Fortune Magazine. For additional information about Sempra, please visit Sempra's website at http://www.sempra.comand on Twitter @Sempra.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 | presse@totalenergies.com | @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 | ir@totalenergies.com

Sempra Contacts

Media Relations: Linda Pazin l + 1 (877) 340-8875 | media@sempra.com

Investor Relations: Lindsay Gartner | +1 (877) 736-7727 | investor@sempra.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).